                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-8F


    APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
  OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
                     HAS CEASED TO BE AN INVESTMENT COMPANY


I.   GENERAL IDENTIFYING INFORMATION


1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):


         [x] Merger

         [ ] Liquidation


         [_] Abandonment of Registration
         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)


         [_] Election of status as a Business Development Company
         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)


2.  Name of fund:


         Mutual Fund Variable Annuity Trust

3.  Securities and Exchange Commission File No.:


         811-08630


4.  Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?


         [_] Initial Application    [x] Amendment


5.  Address of Principal Executive Office (include No. & Street, City, State Zip
Code):

         Mutual Fund Variable Annuity Trust
         522 Fifth Avenue
         New York, NY 10036


6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:


         Wayne H. Chan, Esq.
         J.P. Morgan Investment Management Inc.
         522 Fifth Avenue
         New York, NY 10036
         212-837-1212


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7.  Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         J.P. Morgan Investment Management Inc.
         522 Fifth Avenue
         New York, NY 10036
         (800) 753-8275

         JPMorgan Chase Bank
         3 Chase MetroTech Center
         Brooklyn, NY 11245
         (718) 242-3964

         J.P. Morgan Fund Distributors, Inc.
         522 Fifth Avenue
         New York, NY 10036
         (800) 753-8275

         J.P. Morgan Fleming Asset Management (London) Limited
         20 Finsbury Street
         London, U.K. EC2Y9AQ
         (44-207) 742-6000

         DST Systems, Inc.
         210 W. 10th Street
         Kansas City, MO 64105
         (800) 248-4782


8.  Classification of fund (check only one):


         [x] Management company


         [_] Unit investment trust; or


         [_] Face-amount certificate company.


9.  Subclassification if the fund is a management company (check only one):


         [x] Open-end                                [_] Closed-end


10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):


         Massachusetts


11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:


         FROM FEBRUARY 28, 2001 TO DECEMBER 5 2003
         J.P. Morgan Fleming Asset Management (USA), Inc. (On September 1, 2003, J.P. Morgan Fleming Asset Management (USA), Inc. merged into J.P. Morgan Investment Management Inc. ("JPMIM"). The investment advisory services and personnel providing investment advice have not changed as a result of the merger. Effective September 1, 2003, JPMIM, the surviving entity, served as investment adviser to the Mutual Fund Variable Annuity Trust ("MFVAT") portfolios.)
         522 Fifth Avenue
         New York, NY 10036

         FROM INCEPTION UNTIL FEBRUARY 28, 2001

         JPMorgan Chase Bank (formerly The Chase Manhattan Bank)
         522 Fifth Avenue
         New York, NY 10036

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         SUB-ADVISOR TO THE INTERNATIONAL EQUITY PORTFOLIO OF MFVAT

         FROM INCEPTION UNTIL DECEMBER 5 2003
         J.P. Morgan Fleming Asset Management (London) Limited (formerly Chase Asset Management (London) Limited)
         20 Finsbury Street
         London, U.K. EC2Y9AQ


         SUB-ADVISER TO THE PORTFOLIOS OF MFVAT (EXCEPT INTERNATIONAL EQUITY PORTFOLIO)

         FROM INCEPTION UNTIL FEBRUARY 28, 2001
         Chase Fleming Asset Management Inc.
         522 Fifth Avenue
         New York, NY 10036


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         J.P. Morgan Fund Distributors, Inc. (formerly Vista Fund
         Distributors, Inc.)
         522 Fifth Avenue
         New York, NY 10036

13. If the fund is a unit investment trust ("UIT") provide:


         (a) Depositors' name(s) and address(es):

                 Not Applicable.

         (b) Trustee's name(s) and address(es):

                 Not Applicable.


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?


         [x] Yes           [_] No


         If Yes, for each UIT state:


         Name: Variable Annuity Account Two of AIG SunAmerica Life Assurance
               Company

         File No.: 811-8626

         Business Address: 1 SunAmerica Center
                           Los Angeles, CA 90067

         Name: FS Variable Annuity Account Two of First SunAmerica Life
               Insurance Company

         File No.: 811-8624

         Business Address: 733 Third Avenue
                           New York, NY 10017

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15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


         [x]      Yes               [_]     No

         If Yes, state the date on which the board vote took place:


                                  July 17, 2003


         If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


         [x]      Yes                       [_]      No


         If Yes, state the date on which the shareholder vote took place:


                                December 1, 2003


         If No, explain:


II. DISTRIBUTIONS TO SHAREHOLDERS


16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?


         [x]      Yes                       [_]      No


    (a) If Yes, list the date(s) on which the fund made those distributions:

        December 5, 2003


    (b) Were the distributions made on the basis of net assets?


         [x]      Yes                       [_]      No



         On December 5, 2003, each portfolio of Mutual Fund Variable Annuity Trust transferred its net assets to the corresponding portfolio of SunAmerica Series Trust in exchange for an equal value of Class I shares of such portfolio. These corresponding shares were then distributed to the record shareholders of the portfolios of Mutual Fund Variable Annuity Trust, who were Variable Annuity Account Two of AIG SunAmerica Life Assurance Company and FS Variable Annuity Account Two of First SunAmerica Life Insurance Company, the insurance company separate accounts. The exchange ratio for each reorganization were as follows:



MUTUAL FUND
VARIABLE ANNUITY                                      SUNAMERICA
TRUST                                                 SERIES TRUST
ACQUIRED FUND                NAV    NUMBER OF SHARES  AQUIRING FUND        NAV       NUMBER OF SHARES
-----------------------------------------------------------------------------------------------------
International               $8.66         581,063.28  International     $9.531743      527,841.667
Equity Portfolio                                      Growth and
                                                      Income
                                                      Portfolio
-----------------------------------------------------------------------------------------------------

Capital Growth             $11.23        454,582.529  Marsico Growth    $9.653139      528,974.122
Portfolio                                             Portfolio
-----------------------------------------------------------------------------------------------------

Growth and Income          $10.85        556,239.669  Davis Venture    $22.171387      272,199.606
Portfolio                                             Value Portfolio
-----------------------------------------------------------------------------------------------------

Asset Allocation            $9.08        538,950.502  MFS Total        $15.757695      310,623.054
Portfolio                                             Return
                                                      Portfolio
-----------------------------------------------------------------------------------------------------

U.S. Government             $7.65        224,191.363  Cash             $10.669037      160,751.521
Income Portfolio                                      Management
                                                      Portfolio
-----------------------------------------------------------------------------------------------------
Money Market                $1.00      1,986,091.400  Cash             $10.669037      186,154.702
Portfolio                                             Management
                                                      Portfolio


    (c) Were the distributions made pro rata based on share ownership?


         [x]      Yes                       [_]      No

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    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:




    (e) Liquidations only:


         Were any distributions to shareholders made in kind?


         [_]      Yes                       [_]      No

         If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17. Closed-end funds only:

         Has the fund issued senior securities?


                   [_]     Yes                       [_]      No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?



         [x]      Yes               [_]     No

       On December 5, 2003, each portfolio of Mutual Fund Variable Annuity Trust transferred its net assets to the corresponding portfolio of SunAmerica Series Trust in exchange for an equal value of Class I shares of such portfolio. These corresponding shares were then distributed to the record shareholders of the portfolios of Mutual Fund Variable Annuity Trust, who were Variable Annuity Account Two of AIG SunAmerica Life Assurance Company and FS Variable Annuity Account Two of First SunAmerica Life Insurance Company, insurance company separate accounts.


       If No,

    (a) How many shareholders does the fund have as of the date this form is filed?


                           None


    (b) Describe the relationship of each remaining shareholder to the fund:


                           None


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?


         [_]   Yes                 [x]   No


     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:





III.     ASSETS AND LIABILITIES


20. Does the fund have any assets as of the date this form is filed?


         [_]   Yes                 [x]   No


         After completion of the reorganization and the settlement of any outstanding expenses, none of the portfolios of Mutual Fund Variable Annuity Trust has any assets as of the date of this filing.


         If Yes,


         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:



         (b) Why has the fund retained the remaining assets?



         (c) Will the remaining assets be invested in securities?


             [_]   Yes                   [_]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?


             [_]   Yes             [x]   No


    If yes,

       (a)  Describe the type and amount of each debt or other liability:



       (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a) List the expenses incurred in connection with the Merger or
         Liquidation:


                                                                 Total Expenses
         (i)     Legal expenses                                     $235,322.29
         (ii)    Accounting expenses                                  18,000.00
         (iii)   Other expenses
                    Printing services                                  9,206.10
                    Proxy solicitation                                18,276.77
                    Final tax return                                  26,600.00
                    2003 tax return                                   26,600.00
                    Exise tax                                         16,200.00
                    International stamp duty tax (for                  6,403.08
                    International Equity Portfolio)
         (iv)    Total expenses                                     $356,608.24

     (b) How were those expenses allocated?


         The costs associated with the Merger will not be borne by the acquiring or acquired funds, but rather will be split among AIG SunAmerica Life Assurance Company (formerly Anchor National Life Insurance Company), an Arizona corporation; First SunAmerica Life Insurance Company, a New York corporation; and JPMorgan Chase & Co. (the parent holding company of JPMorgan Chase Bank), as mutually agreed by these parties. Futhermore, the costs of certain additional proxy solicitations of the Money Market Portfolio reorganization were borne by JPMorgan
         Chase & Co.


         The costs to be so split include attorneys' fees, accountants' fees, the costs of printing, assembling and mailing the Prospectus/Proxy Statement and additional proxy solicitation materials to Contract Owners and tabulation costs. In addition, the costs of certain technology changes to accommodate the acquisitions will be borne by AIG SunAmerica Life Assurance Company and First SunAmerica Life Insurance Company.


         The portfolios of MFVAT were underlying investment portfolios for the Variable Annuity Account Two of AIG SunAmerica Life Assurance Company and FS Variable Annuity Account Two of First SunAmerica Life Insurance Company, for variable annuity contracts used by AIG SunAmerica Life Assurance Company and First SunAmerica Life Insurance Company.

         J.P. Morgan Investment Management Inc. is a wholly owned subsidiary of J.P. Morgan Fleming Asset Management Holdings, Inc. which is a wholly owned subsidiary of JPMorgan Chase & Co., a bank holding company.


     (c) Who paid those expenses?


           As listed below, the expenses of the merger were paid by JPMorgan Chase & Co. and AIG SunAmerica Life Assurance Company and First SunAmerica Life Insurance Company and not charged to assets of
           Portfolios:

INTERNATIONAL EQUITY PORTFOLIO



                                                                   AIG SUNAMERICA LIFE ASSURANCE
                                                                   COMPANY AND FIRST SUNAMERICA
                                   JPMORGAN CHASE & CO.  AS A %    LIFE INSURANCE COMPANY          AS A %
----------------------------------------------------------------------------------------------------------
Legal expenses                                  19,610     50%                            19,610     50%
Accounting expenses                              1,500     50%                             1,500     50%
Printing services                                  767     50%                               767     50%
Proxy solicitation                               1,292     50%                             1,292     50%
Final tax return                                 2,217     50%                             2,217     50%
2003 tax return                                  2,217     50%                             2,217     50%
Exise tax                                        1,350     50%                             1,350     50%
International stamp duty tax                     3,202     50%                             3,202     50%
----------------------------------------------------------------------------------------------------------
Total                                           32,155     50%                            32,155     50%



CAPITAL GROWTH PORTFOLIO



                                                                   AIG SUNAMERICA LIFE ASSURANCE
                                                                   COMPANY AND FIRST SUNAMERICA
                                   JPMORGAN CHASE & CO.  AS A %    LIFE INSURANCE COMPANY           AS A %
----------------------------------------------------------------------------------------------------------
Legal expenses                                  19,610     50%                            19,610     50%
Accounting expenses                              1,500     50%                             1,500     50%
Printing services                                  767     50%                               767     50%
Proxy solicitation                               1,292     50%                             1,292     50%
Final tax return                                 2,217     50%                             2,217     50%
2003 tax return                                  2,217     50%                             2,217     50%
Exise tax                                        1,350     50%                             1,350     50%
----------------------------------------------------------------------------------------------------------
Total                                           28,953     50%                            28,953     50%



GROWTH AND INCOME PORTFOLIO



                                                                   AIG SUNAMERICA LIFE ASSURANCE
                                                                   COMPANY AND FIRST SUNAMERICA
                                   JPMORGAN CHASE & CO.  AS A %    LIFE INSURANCE COMPANY           AS A %
----------------------------------------------------------------------------------------------------------
Legal expenses                                  19,610     50%                            19,610     50%
Accounting expenses                              1,500     50%                             1,500     50%
Printing services                                  767     50%                               767     50%
Proxy solicitation                               1,292     50%                             1,292     50%
Final audit                                      2,217     50%                             2,217     50%
2003 tax return                                  2,217     50%                             2,217     50%
Exise tax                                        1,350     50%                             1,350     50%
----------------------------------------------------------------------------------------------------------
Total                                           28,953     50%                            28,953     50%

ASSET ALLOCATION PORTFOLIO



                                                                   AIG SUNAMERICA LIFE ASSURANCE
                                                                   COMPANY AND FIRST SUNAMERICA
                                   JPMORGAN CHASE & CO.  AS A %    LIFE INSURANCE COMPANY           AS A %
----------------------------------------------------------------------------------------------------------
Legal expenses                                  19,610     50%                            19,610     50%
Accounting expenses                              1,500     50%                             1,500     50%
Printing services                                  767     50%                               767     50%
Proxy solicitation                               1,292     50%                             1,292     50%
Final audit                                      2,217     50%                             2,217     50%
2003 tax return                                  2,217     50%                             2,217     50%
Exise tax                                        1,350     50%                             1,350     50%
----------------------------------------------------------------------------------------------------------
Total                                           28,953     50%                            28,953     50%



U.S. GOVERNMENT INCOME PORTFOLIO



                                                                   AIG SUNAMERICA LIFE ASSURANCE
                                                                   COMPANY AND FIRST SUNAMERICA
                                   JPMORGAN CHASE & CO.  AS A %    LIFE INSURANCE COMPANY           AS A %
----------------------------------------------------------------------------------------------------------
Legal expenses                                  19,610     50%                            19,610     50%
Accounting expenses                              1,500     50%                             1,500     50%
Printing services                                  767     50%                               767     50%
Proxy solicitation                               1,292     50%                             1,292     50%
Final tax return                                 2,217     50%                             2,217     50%
2003 tax return                                  2,217     50%                             2,217     50%
Exise tax                                        1,350     50%                             1,350     50%
----------------------------------------------------------------------------------------------------------
Total                                           28,953     50%                            28,953     50%



MONEY MARKET PORTFOLIO



                                                                   AIG SUNAMERICA LIFE ASSURANCE
                                                                   COMPANY AND FIRST SUNAMERICA
                                   JPMORGAN CHASE & CO.  AS A %    LIFE INSURANCE COMPANY           AS A %
----------------------------------------------------------------------------------------------------------
Legal expenses                                  19,611     50%                            19,611     50%
Accounting expenses                              1,500     50%                             1,500     50%
Printing services                                  767     50%                               767     50%
Proxy solicitation                               2,679     50%                             2,679     50%
Final tax return                                 2,215     50%                             2,215     50%
2003 tax return                                  2,215     50%                             2,215     50%
Exise tax                                        1,350     50%                             1,350     50%
----------------------------------------------------------------------------------------------------------
Total                                           30,337     50%                            30,337     50%

     (d) How did the fund pay for unamortized expenses (if any)?

         None

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [x]   Yes                  [_]   No

         If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
         811-08630 filed on December 29, 2003

V. CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

         [_]   Yes                  [x]   No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?


         [_]   Yes                  [x]   No


         If Yes, describe the nature and extent of those activities:



VI.      MERGERS ONLY


26.  (a) State the name of the fund surviving the Merger:


         The following series of SunAmerica Series Trust were the surviving funds:

         International Growth and Income Portfolio
         Marsico Growth Portfolio
         Davis Venture Value Portfolio
         MFS Total Return Portfolio
         Cash Management Portfolio


     (b) State the Investment Company Act file number of the fund surviving the
         Merger:

         811-07238

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         333-108115; N-14AE; August 21, 2003

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of the Mutual Fund Variable Annuity Trust, (ii) she is the Secretary of Mutual Fund Variable Annuity Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.


Date: September 16, 2004                                  Signature
      ------------------------


                                                     /s/ Sharon J. Weinberg
                                                     ---------------------------
                                                     Name: Sharon J. Weinberg
                                                     Title: Secretary